Exhibit 12.01

AllianceBernstein L.P.
Consolidated Ratio Of Earnings To Fixed Charges
(In Thousands)

	Years Ended December 31,
	2006	2005	2004
Fixed Charges:
Interest Expense	$23,124	$25,109	$24,232
Estimate of Interest Component In Rent Expense (1)	-	-	-
Total Fixed Charges	$23,124	$25,109	$24,232

Earnings:
Income Before Income Taxes	$1,183,646	$932,889	$745,082
Other	(1,054)	3,893	14,030
Fixed Charges	23,124	25,109	24,232
Total Earnings	$1,205,716	$961,891	$783,344

Consolidated Ratio Of Earnings To Fixed Charges	52.14	38.31	32.33

(1) AllianceBernstein L.P. has not entered into financing leases during these periods.